EXHIBIT 20

                                            NEWS RELEASE

                                            NEWS RELEASE

Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870

                                            NEWS RELEASE


Media Relations:    Investor Relations:
Roger W. W. Baker   Daniel A. Conforti
(203)698-5148       (203)698-5132

              FORTUNE BRANDS ANNOUNCES STRONG RESULTS AND OUTLOOK;
                  FOURTH QUARTER PRO FORMA BASIC E.P.S. UP 19%;
                                FULL YEAR UP 16%;
                         EXPECTS EXCELLENT YEAR IN 1998


Old Greenwich, CT, January 23, 1998 -- Fortune Brands, Inc. (NYSE-

FO), the international consumer products company, today announced strong results for the 1997 fourth quarter and full year and projected strong growth again in 1998.

     The Company reported a 19% increase in pro forma basic

earnings per Common share to 51 cents for the quarter ended

December 31, 1997, versus 43 cents a year earlier.  Diluted

E.P.S. rose 17% to 49 cents.  Cash earnings per share (pro forma

E.P.S. plus goodwill amortization) were substantially higher at

66 cents (63 cents diluted).

     Pro forma E.P.S. excludes restructuring and other

nonrecurring charges of $113 million ($171 million pre-tax) for the quarter and $201 million ($298 million pre-tax) for the year.

Pro forma E.P.S. also reflects the net cash payment Gallaher made to the Company in connection with the spin-off of that company,

and the assumption that these proceeds were used to repay debt and purchase shares at the beginning of 1996.

     For the year, pro forma basic earnings per share were $1.51,

up 16% from $1.30 in 1996.  Pro forma diluted earnings per share rose 16% to $1.48 from $1.28 in 1996.  Cash earnings, including

59 cents (57 cents diluted) of goodwill amortization, were $2.10 per share ($2.05 cents diluted).

     Consolidated net sales were up 2% for the quarter.  For the year, sales were up 3%, but underlying sales increased 5%

excluding acquisitions, divestitures, the impact of currency translation, excise taxes and an extra month of Whyte & Mackay operations in 1996.  Comparable operating company contribution was up 8% for both the quarter and the year.

     Net fluctuations in exchange rates for foreign currencies,

primarily a decline in the Australian dollar partially offset by an increase in the British pound, adversely affected sales,

operating company contribution and pro forma E.P.S. by $14

million, $3 million and 1 cent, respectively, in the quarter, and by $7 million, $5 million and 2 cents for the year.

     "We had a great year," noted Chairman and Chief Executive

Officer Thomas C. Hays.  "We launched Fortune Brands.  We

achieved a 16% increase in pro forma E.P.S.  We took major steps to accelerate growth and reduce costs.  We increased the

dividend.  And we closed the year with strong momentum across all brand groups.

     "We're projecting another excellent year in 1998, starting with a strong first quarter," Hays said.  "We expect to achieve

E.P.S. growth in the range of 13-15% in 1998, assuming a

satisfactory economic and pricing environment and no further erosion in exchange rates.  That's also our long-term growth target."

     "Based on current foreign exchange rates," Hays added, "we anticipate a modestly adverse translation impact in 1998 --

around 3 cents a share.  That's less than 2% of consensus

estimates for the year.

     "Our strong outlook is supported by powerful consumer

brands, tremendous financial strength and a tight strategic focus on three 'essentials' -- revenue growth, cost initiatives and asset management.

     "We're driving revenue growth with market share gains and

strong new product and new market development.  Cost initiatives include substantial restructuring actions that we expect will produce annualized savings exceeding $50 million, much of that beginning in 1998.  We expect to plow back much of the savings to support the future growth of our brands, and the savings add to our confidence that we can achieve our long-term growth goal.

Our asset management strategy features aggressive steps to reduce working capital and to focus on high-return assets.

     "Over the past three years, we've moved boldly and massively to enhance returns and shareholder value.  We've sold or spun off businesses with over $10 billion in revenues -- tobacco, life insurance, and tobacco-related retail and other low-return

operations.  We've also invested nearly $2 billion to reduce diluted shares by more than 45 million shares.

     "The result is a focused consumer products company with

revenues approaching $5 billion, a strong growth profile,

powerful financial resources, and a price-earnings ratio that has more than doubled.  Nevertheless," Hays noted, "we believe that on a cash earnings basis, our stock is still modestly priced compared with other leading consumer products companies.

     "We're also creating value by capitalizing on consolidation opportunities with high return, add-on acquisitions.  During

1997, we completed five add-on acquisitions that leverage our strong category positions."


                                Brand Highlights


:::Home and Office Products Brands:::

     Home and office products sales and contribution were up 5%

and 9%, respectively, in the quarter.  We're making strong

progress in capitalizing on opportunities created by the

coordinated management of these brands and expect to achieve significant cost savings in 1998 and beyond.  Home and office products represent nearly half of consolidated contribution and have solid growth characteristics.


    ---Office Products ---

     Sales from the office products brands were up 7% in the

quarter, benefiting from acquisitions, and contribution was up

13%.  We're the global leader in office supplies.

     Growth was particularly strong in North America.  Sales of

Kensington computer accessories were up 16%, driven by aggressive new product introductions.  Solid double-digit sales gains were achieved in local currencies in Canada and Mexico.  The Day-Timer brand achieved excellent profit growth in the reseller channel,

expanding from its traditional mail-order base.

     Contribution from Europe, both from the U.K. and the

Continent, was up substantially, even though trading conditions on the Continent remain challenging.  In Australia, good gains were achieved in local currency.

     We're capitalizing on our leading position by acquiring

brands that can benefit from our powerful distribution

capability.  Three add-on acquisitions completed over the past year strengthen our position in fast-growing product categories,

and we expect these brands to enhance growth and returns in 1998 and beyond.  We also profitably divested two nonstrategic office products businesses in 1997.

     Major actions to reduce costs are underway, including the

move of labor-intensive operations to Mexico, the amalgamation of two operations in Australia, and a major facilities

rationalization in Europe.  These steps are strategically

essential in the face of continuing margin pressure created by ongoing customer consolidation.  Reflecting sharp focus on

working capital and capital expenditures, return on net operating assets continued to increase.

     We expect another double-digit contribution growth year in

1998 from the office products brands.


    ---Home Products ---

     Contribution from the home products brands increased 5% for the quarter, backed by record sales for Moen, Aristokraft and

Waterloo.

     Moen, the number 1 faucet brand in North America, is

benefiting from major new 1997 product introductions, including a new line of kitchen faucets and the new, non-tarnish LifeShine finish that has just been enhanced with titanium for even greater durability.  This month, Moen launched the innovative new

PureTouch water-filtering system, which offers great tasting filtered water at the touch of a button.  The PureTouch uniquely combines a filter and faucet in a stylish design.  Moen's

patented Replaceable MicroTech 5000 Filter Cartridge, developed by Culligan, reduces chlorine, lead and potentially harmful

microorganisms but keeps beneficial fluoride intact.  Moen's contribution was a record for the year.

     We completed the acquisition of Donner, a leading bathroom accessories brand, in November.  With consumers increasingly buying matching faucets and bathroom accessories, the combination of Moen and Donner gives us the capability to introduce

complementary lines attractive to consumers.  The acquisition also strengthens our international market position and enhances our international sourcing capabilities.

     Aristokraft, which is number 2 in cabinets, posted record

sales and contribution for the quarter and year.  The gains

reflect higher unit sales and an ongoing, aggressive cost

reduction program.  Waterloo, the world leader in tool storage,

achieved solid growth, benefiting from efficiencies at a new plant in Muskogee, Oklahoma.

     Although results for Master Lock, the number 1 padlock in

the world, continued to reflect the impact of price reductions taken early in 1997, unit sales were up 12% in the quarter.  This increase reflects particularly solid gains at retail.  Master

Lock has launched a major range of new padlocks featuring

attractive new colors, designs, and packaging targeted at

consumers with high-security needs, lock professionals, and the growing sports and female markets.  Late in the year, agreement was reached to dispose of the nonstrategic door hardware

operation.  We're pleased with the substantial progress achieved by Master Lock in 1997, including the new product introductions and increased outsourcing.

     Overall, with continued sharp focus on working capital

management, we generated strong cash flow from the home products brands.  Our long-term goal for these brands is high-single-digit contribution growth, and, excluding Master Lock, these brands posted a 9% increase in 1997.  For 1998, we expect higher

contribution at Master Lock and an overall high single-digit increase from the home products brands.


:::Golf Brands:::

     The golf brands continued to achieve strong growth, with

double-digit sales and contribution gains to records for the quarter and year led by a 17% annual sales increase for the

Titleist brand.  We are the worldwide leader in golf equipment.

     We sold a record 259 million golf balls in 1997, up 12%.

Gains for Titleist, the number 1 ball in golf, were driven by sustained strength of the Titleist Professional, Titleist HP2

Tour and HP2 Distance golf balls and the introduction of the new

Titleist Professional and Titleist Tour Distance in September.

The Titleist Professional, used by 1997 majors winners Tiger

Woods, Ernie Els and Davis Love III, finished the year with a 46%

unit sales increase.  Titleist completed 1997 number 1 in

worldwide wins, number 1 in worldwide players, and number 1 in money won.  Titleist was played, worldwide, by more than five times as many tour players - and won more than five times as many events - as its nearest competitor.  Titleist players finished 1-

2-3 on the 1997 PGA Tour Money List.  The Pinnacle brand also had an outstanding year, with a 22% unit sales increase, led by

Pinnacle Gold and Pinnacle Equalizer.

     Titleist golf clubs generated surging consumer demand.

Sales were up 31% for the year on a 17% unit sales increase.

This sensational growth was driven by strong increases in all major markets for Titleist DCI irons, the Scotty Cameron by

Titleist putter line and the new Titleist Titanium drivers.

Titleist DCI's were the number 1 played iron for the fifth

consecutive year at the PGA Club Professional Championships.

Titleist was the number 1 putter on the PGA Tour in players and wins.  And the new Titleist Titanium drivers, introduced in the third quarter, have already won two major championships and are now played by Tiger Woods.

     The Cobra brand achieved a turnaround in 1997 with higher

sales, leading market positions and an array of major new

products.  Every product sold today has been introduced or

substantially upgraded since August 1996.  Cobra is the number 1 offset wood and has a leading position in senior- and women-

positioned irons and woods.  The King Cobra Oversize Deep Face driver was used by the winner of the Masters and 7 other PGA Tour events in 1997.  Altogether, Cobra was played by the winners in

38 events worldwide during 1997, including Hale Irwin, Steve

Jones and Greg Norman, who ended the 1997 season as the number 1 ranked player in the world.  This month, a new, enhanced version of the King Cobra II irons was introduced, with performance-

enhancing features including an ultra-light shaft and optimized club head weighting.  An enhanced line of King Cobra Ti and King

Cobra Ti Offset woods featuring ultra-light shafts was introduced during the fourth quarter, and an array of significant new Cobra products will be introduced in the first quarter of 1998.

     FootJoy, the number 1 golf shoe and golf glove, posted an 8%

sales increase for the year, led by growth in the U.S. and

European markets.  Solid golf shoe gains were achieved by

DryJoys, DryJoys Turfmasters and Soft-Joys Terrains.  In golf gloves, growth was fueled by the continued success of Sta-Sof and

Weather-Sof.  FootJoy has entered into an exclusive licensing and distribution agreement with Softspikes, the number 1 alternative cleat, worldwide.  The new DryJoys Turfmasters and Soft-Joys

Terrains are equipped with Softspikes XP extra performance cleats and molded traction studs on the outsole to provide extra

traction.

     We expect double-digit contribution growth from the golf

brands in 1998.


:::Distilled Spirits Brands:::

     Contribution from the distilled spirits brands was up 3% in the quarter and over 5% for the year to a record $257 million.

Sales declined 8% in the quarter, reflecting a decision to

significantly reduce trade inventories as well as reduced volume of lower margin private label Scotch and the impact of foreign currency translation.  For the year, sales - excluding excise taxes and an incremental month of sales in 1996 for the Whyte &

Mackay operations - declined slightly.

     Brand sales for Jim Beam, which is the number 1 Bourbon in the world, were up 3% for the year.  DeKuyper, the number 1

cordial line in the U.S., was up 6%.

     Distilled spirits contribution benefited from an improved

product mix, including excellent performance by high margin new products.  DeKuyper U.S. depletions (sales by distributors to retailers) were up 11% in the quarter and 8% for the year, driven by very strong consumer demand for the recently introduced Pucker flavors.  Total Pucker shipments reached 300,000 cases, including

200,000 cases of Sour Apple Pucker, introduced just this past

April.

     The high margin Small Batch Bourbons continued to achieve

strong consumer acceptance.  Shipments were up 44% for the year

(61% for the quarter).  Knob Creek shipments increased 53% for the year.

     Contribution also benefited from effective cost controls and price increases.  The price increases favorably affected

contribution at the expense of some volume, principally on lower margin products.

     The international operations achieved excellent profit

growth in local currencies during 1997, with contribution at constant exchange rates up 11% for the year.  These solid gains were led by a very strong performance in Asia-Pacific.  In

Australia, contribution was a record; volume for Jim Beam -

Australia's top-selling distilled spirit -- was up 4%, and Jim

Beam premixed cocktails were up 14%, both to records.  In the

Czech Republic, a significant emerging market, full year volume reached 110,000 cases, more than double the volume just two years earlier.

     We expect modest contribution growth from the distilled

spirits brands in 1998.  With strong cash flow, these brands generate significantly faster increases in pre-tax income.

                             * * * *

     Fortune Brands, Inc. is an international consumer products company with headquarters in Old Greenwich, Connecticut.  Its operating companies have powerhouse brands and leading market positions.  Home and office products consist of hardware and home improvement brands -- including Moen faucets, Master locks and

Aristokraft cabinets sold by units of MasterBrand Industries --

and office products brands -- including ACCO World Corporation's

Day-Timer and Swingline.  Acushnet Company's golf brands include

Titleist, Cobra and FootJoy.  Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim Beam and Knob Creek

Bourbon, DeKuyper cordials and Whyte & Mackay Scotch.

                           *    *    *

     This press release contains statements relating to future

results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign

exchange rate fluctuations, competitive product and pricing

pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange

Commission filings.

                              # # #



                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                        Three Months Ended December 31,
                                         1997        1996      % Change

Net Sales                              $1,318.4   $1,296.8        1.7

    Cost of products sold                 635.3      632.3        0.5

    Excise taxes on distilled             132.0      143.5       (8.0)
       spirits

    Advertising, selling, general
         and administrative expenses      341.7      334.0        2.3

    Amortization of intangibles            26.3       25.8        1.9

    Restructuring and other
         nonrecurring charges             170.8          -          -

    Interest and related expenses          24.0       42.9      (44.1)

    Other (income) expenses, net            6.6        2.9      127.6

Income From Continuing Operations
     Before Income Taxes                  (18.3)     115.4     (115.9)

    Income taxes                            7.5       52.7      (85.8)

Income From Continuing Operations         (25.8)      62.7     (141.1)

Income from discontinued operations           -       51.3          -

Extraordinary  items                       (8.1)         -          -

Net Income                               ($33.9)    $114.0     (129.7)

Earnings Per Common Share

 Basic

  Income from operations                  $0.51      $0.36       41.7

  Restructuring and other
      nonrecurring charges                (0.66)         -          -

  Income from continuing operations       (0.15)      0.36     (141.7)

  Income from discontinued                    -       0.31          -
      operations

  Extraordinary items                     (0.05)         -          -

        Net income                       ($0.20)     $0.67     (129.9)

 Diluted

  Income from operations                  $0.51      $0.36       41.7

  Restructuring and other
      nonrecurring charges                (0.66)         -          -

  Income from continuing operations       (0.15)      0.36     (141.7)

  Income from discontinued                    -       0.30          -
      operations

  Extraordinary items                     (0.05)         -          -

        Net income                       ($0.20)     $0.66     (130.3)


Avg. Common Shares Outstanding
    Basic                                 171.7      170.3        0.8
    Diluted                               171.7      173.5       (1.0)



                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                        Twelve Months Ended December 31,
                                         1997(1)     1996     % Change

Net Sales                              $4,844.5   $4,717.7        2.7

    Cost of products sold               2,451.3    2,401.1        2.1

    Excise taxes on distilled             418.7      453.2       (7.6)
         spirits

    Advertising, selling, general
         and administrative expenses    1,301.6    1,249.5        4.2

    Amortization of intangibles           104.2      102.7        1.5

    Restructuring and other
         nonrecurring charges             298.2          -          -

    Interest and related expenses         116.7      165.5      (29.5)

       Other (income) expenses, net        14.1        6.1      131.1

Income From Continuing Operations
    Before Income Taxes                   139.7      339.6      (58.9)

    Income taxes                           98.2      157.9      (37.8)

Income From Continuing Operations          41.5      181.7      (77.2)

Income from discontinued operations        65.1      315.1      (79.3)

Extraordinary  items                       (8.1)     (10.3)      21.4

Net Income                                $98.5     $486.5      (79.8)

Earnings Per Common Share

 Basic

  Income from operations                  $1.41      $1.04       35.6

  Restructuring and other
      nonrecurring charges                (1.17)         -          -

  Income from continuing operations        0.24       1.04      (76.9)

  Income from discontinued                 0.38       1.82      (79.1)
      operations

  Extraordinary items                     (0.05)     (0.06)      16.7

        Net income                        $0.57      $2.80      (79.6)

 Diluted

  Income from operations                  $1.39      $1.03       35.0

  Restructuring and other
        nonrecurring charges              (1.16)         -          -

  Income from continuing operations        0.23       1.03      (77.7)

  Income from discontinued                 0.38       1.79      (78.8)
      operations

  Extraordinary items                     (0.05)     (0.06)      16.7

        Net income                        $0.56      $2.76      (79.7)


 Avg. Common Shares Outstanding
    Basic                                 171.6      173.3       (1.0)
    Diluted                               173.3      176.1       (1.6)



                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES:

(1)  All figures are subject to completion of audit.

(2)  PRO FORMA FINANCIAL INFORMATION

     On May 30, 1997, the international tobacco operations were spun off and to allocate the overall debt burden of the Company at the time of the spin-off, Gallaher borrowed and paid to the Company an amount that approximated $1.25 billion, after taxes. The Company used the proceeds initially to pay down short-term debt.

     The following sets forth income from continuing operations excluding restructuring and other nonrecurring charges and adjusted to reflect the net cash payment Gallaher made to the Company and the assumption that such proceeds were used to purchase 2.5 million Common shares and repay debt as of January 1, 1996. The ultimate use of the proceeds may differ from that described herein.

                                      Three Months Ended December 31,
                                         1997     1996    %Change
     Income from Operations             $86.7    $72.9      18.9
     Earnings Per Common Share-
          Basic                         $0.51    $0.43      18.6
          Diluted                        0.49     0.42      16.7


                                     Twelve Months Ended December 31,
                                        1997      1996    %Change
     Income from Operations           $257.8    $222.7      15.8
     Earnings Per Common Share-
          Basic                        $1.51     $1.30      16.2
          Diluted                       1.48      1.28      15.6

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)


NOTES (CONTINUED):

(2)  PRO FORMA FINANCIAL INFORMATION (CONCLUDED)


                            Three Months Ended  Twelve Months Ended
                               December 31,         December 31,
                              1997       1996    1997        1996
     Amortization of
       Intangibles per
       Common Share
         Basic               $0.15      $0.15   $0.59      $0.58
         Diluted              0.14       0.15    0.57       0.57


     The following shows the comparative effects of adopting FAS No. 128 - "Earnings per Share" and refinement of the interest benefit relating to the use of proceeds in 1997:

                                  1997              1996
                           Reported  Restated    Reported   %Change
     BASIC
     First Quarter         $0.27     $0.27       $0.24       12.5
     Second Quarter         0.45      0.44        0.38       15.8
     Third Quarter          0.29      0.29        0.25       16.0
     Nine Months           $1.01     $1.00       $0.87       14.9



                                  1997              1996
                           Reported  Restated    Reported   %Change
     DILUTED
     First Quarter         $0.27     $0.26       $0.24       8.3
     Second Quarter         0.43      0.44        0.37      18.9
     Third Quarter          0.29      0.29        0.25      16.0
     Nine Months           $0.99     $0.99       $0.86      15.1

                            FORTUNE BRANDS, INC.
                               (In millions)


NOTES (CONTINUED):

(3)  INFORMATION ON BUSINESS SEGMENTS

     NET SALES:
                                    Three Months Ended December 31,
                                   1997          1996       %Change
     Home Products              $  377.4      $  368.3        2.5
     Office Products               402.3         375.4        7.2
         Home and Office Products  779.7         743.7        4.8
     Golf Products                 161.6         142.3       13.6
     Distilled Spirits             377.1         410.8       (8.2)
         Total                  $1,318.4      $1,296.8        1.7

                                   Twelve Months Ended December 31,
                                    1997         1996       %Change
     Home Products                $1,394.0     $1,374.1       1.4
     Office Products               1,294.2      1,228.7       5.3
         Home and Office Products  2,688.2      2,602.8       3.3
     Golf Products                   911.6        811.4      12.3
     Distilled Spirits             1,244.7      1,303.5      (4.5)
         Total                    $4,844.5     $4,717.7       2.7

     OPERATING COMPANY CONTRIBUTION:
                                      Three Months Ended December 31,
                                       1997     1996       %Change
     Home Products                   $ 64.0    $ 61.1        4.7
     Office Products                   58.2      51.3       13.5
         Home and Office Products     122.2     112.4        8.7
     Golf Products                     11.9       8.7       36.8
     Distilled Spirits                 92.4      89.5        3.2
         Total                       $226.5    $210.6        7.5

                                   Twelve Months Ended December 31,
                                     1997         1996       %Change
     Home Products                 $222.9       $214.1         4.1
     Office Products                128.1        116.3        10.1
         Home and Office Products   351.0        330.4         6.2
     Golf Products                  138.2        125.3        10.3
     Distilled Spirits              257.2        244.1         5.4
         Total                     $746.4       $699.8         6.7

     Operating company contribution is operating income excluding restructuring, other nonrecurring charges and amortization of intangibles.

                              FORTUNE BRANDS, INC.
                                  (In millions)


NOTES (CONTINUED):

(4)  DISCONTINUED OPERATIONS

     On May 30, 1997 the international tobacco operations were spun off and the name of the Company was changed to Fortune Brands, Inc. As a result, the Company's stockholders owned shares in two publicly-traded companies - Fortune Brands, Inc. and Gallaher Group Plc.

     The financial statements were reclassified at May 30, 1997, to identify tobacco operations as discontinued operations for all periods. Summarized results of operations for the international tobacco operations, net of allocation of interest expense based on a ratio of Gallaher's net assets to consolidated net assets of the Company, is as follows:

                                Three Months Ended  Twelve Months Ended
      Results Of Operations        December 31,         December 31,
                                     1996             1997*       1996
       Net Sales                   $2,138.5         $2,575.0    $6,861.6
       Income Before Taxes            $79.1           $186.4      $484.7
       Spin-off Expenses                  -            (67.1)          -
       Income Taxes                   (27.8)           (54.2)     (169.6)
       Income From
         Discontinued Opers.          $51.3           $ 65.1      $315.1

       *  Reflects results through spin-off date, May 30, 1997.

     In connection with the spin-off, the conversion rate of each share of $2.67 Convertible Preferred stock was adjusted from 4.08 shares of American Brands, Inc. Common stock to 6.205 shares of Fortune Brands Common stock.

     In connection with the spin-off, 63.18% of each shareholder's tax basis in American Brands common shares should be allocated to Fortune Brands common shares and 36.82% should be allocated to Gallaher Group Plc shares.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)


NOTES (CONTINUED):

(5)  RESTRUCTURING AND OTHER NONRECURRING CHARGES

                                         Three Months Ended
                                         December 31, 1997
                                               Nonrecurring
                                                 Cost of
                                Restructuring     Sales       Total
                                                 Charges
     Home Products                $ 63.6         $ 9.0       $ 72.6
     Office Products                59.0           4.8         63.8
     Home and Office Products      122.6          13.8        136.4
     Golf Products                   4.3          15.1         19.4
     Distilled Spirits               7.9           7.1         15.0
         Total                    $134.8         $36.0        170.8

     Income Tax Benefit                                        58.2
     Net Charge                                              $112.6
     Charge Per Common Share
         Basic                                                 $0.66
         Diluted                                               $0.66

                                        Twelve Months Ended
                                         December 31, 1997
                                               Nonrecurring
                                                 Cost of
                                Restructuring     Sales       Total
                                                 Charges
     Home Products                $ 79.5         $17.3       $ 96.8
     Office Products                82.5           4.8         87.3
     Home and Office Products      162.0          22.1        184.1
     Golf Products                  15.9          34.8         50.7
     Distilled Spirits              31.2          32.2         63.4
         Total                    $209.1         $89.1        298.2

     Income Tax Benefit                                        97.2
     Net Charge                                              $201.0
     Charge Per Common Share
         Basic                                                 $1.17
         Diluted                                               $1.16

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES (CONTINUED):

(5)  RESTRUCTURING AND OTHER NONRECURRING CHARGES (CONCLUDED)

     Home Products include charges related to the disposition of certain product lines and the rationalization of operations.

     Office Products include charges related to the rationalization of operations, the discontinuance of certain product lines and lease cancellation costs, partly offset by a pre-tax gain on the sale of nonstrategic businesses.

     Golf Products include charges related to the discontinuance of certain product lines and the rationalization of operations.

     Distilled Spirits include charges resulting from the realignment and harmonization of domestic and international operations and relates to the standardization of bulk inventory valuations, costs related to international distribution and lease agreements, discontinuance of certain product lines and rationalization of operations.

(6)  EXTRAORDINARY ITEMS

     In the fourth quarter of 1997, the Company purchased the following principal amounts of its outstanding debt: $42.7 of 8.5% Notes, Due 2003, $26.7 of 9% Notes, Due 1999 and $26.4 of 8.625% Debentures, Due 2021. In connection with the purchases, the Company recorded a charge of $8.1 ($12.4 pre-tax), or five cents per Common share.

     In March 1996, the Company redeemed $149.6 of its $150 7- 5/8% Eurodollar Convertible Debentures, Due 2001, at a redemption price of 103.8125% of the principal amount plus accrued interest and redeemed its $150 9-1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus interest. In connection with the redemptions, the Company recorded a charge of $10.3 ($15.8 pre-tax), or six cents per Common share.

(7)  EARNINGS PER SHARE

     In the fourth quarter of 1997, the Company adopted Financial Accounting Standards Board Statement No. 128 - "Earnings per Share". Accordingly, all prior periods were restated. There is no change in basic earnings per Common share. The change in diluted earnings per Common share for the nine months ended September 30, 1997 and 1996, and twelve months ended December 31, 1996, is negligible.

                              FORTUNE BRANDS, INC.
                                  (In millions)


NOTES (CONCLUDED):

(8)  PENDING LITIGATION

     The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations and the Company is a defendant in actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

     On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

     In connection with the spin-off of Gallaher Group Plc on May 30, 1997, Gallaher Group Plc and Gallaher Limited agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of Gallaher and its subsidiaries.

                              FORTUNE BRANDS, INC.
                             CONDENSED CONSOLIDATED
                                  BALANCE SHEET
                                  (In millions)

                                              December 31, December 31,
                                                  1997         1996
                                              (Unaudited)   (Restated)
Assets

   Current assets
      Cash and cash equivalents                    $54.2        $34.9
      Accounts receivable, net                     862.0        892.4
      Inventories                                  955.2      1,037.9
      Net assets of discontinued operations            -        683.3
      Other current assets                         224.2        193.6
                                               ---------    ---------
         Total current assets                    2,095.6      2,842.1

   Property, plant and equipment, net              980.9        972.6
   Intangibles resulting from
     business acquisitions, net                  3,674.1      3,730.7
   Other assets                                    191.9        191.9
                                               ---------    ---------
         Total assets                           $6,942.5     $7,737.3
                                               =========    =========
Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                             $228.4       $728.3
      Current portion of long-term debt            176.2         53.9
      Other current liabilities                  1,363.9      1,285.9
                                               ---------    ---------
         Total current liabilities               1,768.5      2,068.1

   Long-term debt                                  739.1      1,598.3
   Other long-term liabilities                     417.8        386.7
                                               ---------    ---------
         Total liabilities                       2,925.4      4,053.1

   Stockholders' equity                          4,017.1      3,684.2
                                               ---------    ---------
         Total liabilities and
           stockholders' equity                 $6,942.5     $7,737.3
                                               =========    =========